UNITED STATES                    OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION         OMB Number: 3235-0058
                   Washington, D.C. 20549               Expires: May 31, 1997
                        FORM 12b-25                     Estimated average burden
                NOTIFICATION OF LATE FILING             hours per response  2.50

                                                        SEC FILE NUMBER
                                                        3-27742

                                                        CUSIP NUMBER
                                                        147 420 103

(Check One): [  ] Form 10-K  [  ] Form 20-F  [   ] Form 11-K  [ X ] Form 10-Q
             [  ] Form N-SAR

                  For Period Ended:          March 31, 1996
                                    -----------------------
          [ ] Transition  Report on Form 10-K
          [ ] Transition  Report on Form 20-F
          [ ] Transition  Report on Form 11-K
          [ ] Transition  Report on Form 10-Q
          [ ] Transition  Report on Form N-SAR
       For the Transition Period Ended: ________________________

            Read Instructions (on back page) Before Preparing Form.
                             Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant
                        Casdim International Systems, Inc.
Former Name if Applicable
                        S.W. Financial Corp.
Address or Principal Executive Office (Street and Number)
                        5 Hoafan Street, Kiryat-Arie, Petah Tikva, Israel 49130 City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

              (a)     The reasons  described in reasonable detail in Part III of this form  could not be  eliminated  without  unreasonable effort or expense:
    [ X ]     (b)     The subject annual report, semi-annual report,  transition report on  Form 10-K,  Form 20-F,  11-K or Form N-SAR, or
                      portion thereof,  will be filed on or before the fifteenth calendar day  following the  prescribed due  date; or  the
                      subject   quarterly  report  of  transition  report  on
                      Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
                      and
              (c)     The accountant's statement or other exhibit required by
                      Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As of this date, the registrant has been unable to finalize the required financial statements of Casdim Interactive Systems, Ltd., an Israeli company and the registrant's principal subsidiary, without unreasonable expense. The Company anticipates that the financial statements will be available and filed not later than May 20, 1996.
                                                (Attach Extra Sheets if Needed)
                                                                SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1)      Name  and  telephone  number  of person  to contact  in regard  to this notification
         Steven J. Glusband, Esq.      212-238-8605
         (Name)                   (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?           [ X ] Yes    [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     In November 1995, the Company issued 8,500,000 shares of common stock, giving effect to a 50:1 reverse stock split, to acquire ownership of 90% of Casdim Interactive Systems Ltd. As a result of the acquisition, the Company, which previously did not have substantial operations, is now a designer and developer of interactive kiosks, customized databases and network integration, with revenues of approximately $250,000 for the period.

     As a result of its overseas operations, the Company has been unable to complete the consolidation of its financial statements without incurring unreasonable expenses. It is expected that such financial statements will be available within the extension period.

- -------------------------------------------------------------------------------

                       Casdim International Systems, Inc.
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       May 15, 1996              By:   /s/ Yehuda Shimshon
                                      President, Chairman of the Board and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf o f the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
Intentional  misstatements  or omissions of  fact  constitute  Federal  Criminal
                        Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12-b25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter.